SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 3 May 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Alan F. Porter
Alan F. Porter
Group Company Secretary

3 May 2013

Prudential plc completes acquisition of Thanachart Life Assurance Company and launches its long-term exclusive bancassurance partnership with Thanachart Bank

Prudential plc (“Prudential”), through its subsidiary Prudential Life Assurance (Thailand) Public Company Limited (“Prudential Thailand”), confirms it completed the purchase of Thanachart Life Assurance Company from Thanachart Bank Public Company Limited (“Thanachart Bank”) on 3 May 2013.

In addition, Prudential Thailand and Thanachart Bank are pleased to announce the launch of their exclusive 15-year partnership to develop jointly their bancassurance business in Thailand.

The transaction and bancassurance partnership, which were announced on 5 November 2012, have received all appropriate regulatory approvals.

Enquiries:

Media		Investors
Jonathan Oliver	+44(0)20 7548 3719	Raghu Hariharan	+44(0) 20 7548 2871
Robin Tozer	+44(0)20 7548 2776	Richard Gradidge	+44(0) 20 7548 3860

About Prudential plc

Prudential plc is incorporated in England and Wales, and its affiliated companies constitute one of the world’s leading financial services groups. It provides insurance and financial services through its subsidiaries and affiliates throughout the world. It has been in existence for 165 years, serves over 24 million customers worldwide and has £405 billion in assets under management (as at 31 December 2012). Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

About Thanachart Bank

Thanachart Bank Public Company Limited is Thailand’s fifth-largest bank by number of branches and the country’s leading automobile lender. With more than 630 branches nationwide, Thanachart Bank offers a full range of financial services to over four million customers including Retail, Hire Purchase, Corporate and SME banking, Insurance, Life Assurance, Securities Brokerage and Fund Management. As of 31 December 2012, Thanachart Bank’s total assets exceeded THB 950 billion.

As a leading commercial bank in Thailand, Thanachart Bank is further strengthened by the strong support of its strategic shareholder, the Bank of Nova Scotia (“Scotiabank”). Scotiabank owns 49 per cent of Thanachart Bank and with headquarters in Canada, is a leading international bank serving 19 million customers in 55 countries around the world with a strong presence in Thailand since 1980. Scotiabank was ranked as one of the world’s 50 safest banks (No. 12) in 2012 by Global Finance Magazine.

Forward-Looking Statements

This release may contain ‘forward-looking statements’ with respect to certain of Prudential’s plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential’s beliefs and expectations, and including, without limitation, statements containing the words “may”, “will”, “should”, “continue”, “aims”, “estimates”, “projects”, “believes”, “intends”, “expects”, “plans”, “seeks” and “anticipates”, and words of similar meaning, are forward-looking statements.

Prudential plc

Incorporated and registered in England and Wales. Registered office: Laurence Pountney Hill London EC4R 0HH. Registered number 1397169.

Prudential plc is a holding company, subsidiaries of which are authorised and regulated, as applicable, by the Prudential Regulation Authority and the Financial Conduct Authority

These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential’s actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, future market conditions, including fluctuations in interest rates and exchange rates and the potential for a sustained low-interest rate environment and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives related to the financial crisis and the effect of the European Union’s ‘Solvency II’ requirements on Prudential’s capital maintenance requirements; the impact of competition, economic growth, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal actions and disputes. These and other important factors may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential’s actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential’s forward-looking statements can be found under the ‘Risk factors’ heading in the Annual Report and the ‘Risk Factors’ heading of Prudential’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, as well as under the ‘Risk Factors’ heading of any subsequent Prudential Half Year Financial Report. Prudential’s most recent Annual Report, Form 20-F and any subsequent Half Year Financial Report are/will be available on its website at www.prudential.co.uk.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

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